Exhibit 12

Dominion Resources Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Six Months Ended June 30, 2005 (a)	Twelve Months Ended June 30, 2005 (b)	2004 (c)	2003 (d)	2002	2001 (e)	2000 (f)
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$ 1,185	$ 2,049	$ 1,964	$ 1,547	$ 2,043	$ 914	$ 600
Distributed income from unconsolidated investees, less equity in earnings	2	8	3	(5)	24	33	6
Fixed charges included in the determination of net income	500	998	982	1,010	975	1,026	1,042
Total earnings, as defined	$ 1,687	$ 3,055	$ 2,949	$ 2,552	$ 3,042	$ 1,973	$ 1,648

Fixed charges, as defined:
Interest charges	433	1,038	$ 1,020	$ 1,084	$ 1,051	$1,063	$1,039
Rental interest factor	26	50	41	31	27	19	18
Total fixed charges, as defined	$ 459	$ 1,088	$ 1,061	$ 1,115	$ 1,078	$1,082	$1,057

Ratio of Earnings to Fixed Charges	3.68	2.81	2.78	2.29	2.82	1.82	1.56

(a) Earnings for the six months ended June 30, 2005 include $15 million in impairment charges related to Dominion Capital, Inc. assets, a $77 million in charge resulting from the termination of a long-term power purchase contract, $13 million in charges related to Dominion's divestiture of its interest in a long-term power tolling contract, and $9 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the six months ended June 30, 2005.

(b) Earnings for the twelve months ended June 30, 2005 include $48 million of impairment charges related to Dominion's investment in and planned divestiture of Dominion Capital, Inc., $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $145 million in charges resulting from the termination of certain long-term power purchase contracts, $198 million in charges related to Dominion's divestiture of its interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $22 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2005.

(c) Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion's investment in and planned divestiture of Dominion Capital, Inc., a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the valuation of Dominion's interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $27 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.

(d) Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, a $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts, and a $144 million charge related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.

(e) Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion's estimated Enron-related exposure, and a $105 million charge associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

(f) Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.